UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934

Amendment No.: 0*

Name of Issuer: Knowles Corporation

Title of Class of Securities: Common Stock

CUSIP Number: 49926D109

Date of Event Which Requires Filing of this Statement: 5/31/2017

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

[X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 49926D109

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janus Henderson Group plc EIN #00-0000000

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ___ b. ___

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER 0**

6. SHARED VOTING POWER 10,976,709**

7. SOLE DISPOSITIVE POWER 0**

8. SHARED DISPOSITIVE POWER 10,976,709**

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,976,709**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%**

12. TYPE OF REPORTING PERSON IA, HC

** See Item 4 of this filing

CUSIP No.: 49926D109

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janus Contrarian Fund 84-1521705

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ___ b. ___

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER 0**

6. SHARED VOTING POWER 10,558,744**

7. SOLE DISPOSITIVE POWER 0**

8. SHARED DISPOSITIVE POWER 10,558,744**

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,558,744**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%**

12. TYPE OF REPORTING PERSON IV

** See Item 4 of this filing

Item 1. (a). Name of Issuer: Knowles Corporation ("Knowles")

(b). Address of Issuer's Principal Executive Offices:

1151 Maplewood Drive Itasca, Illinois 60143

Item 2. (a).-(c). Name, Principal Business Address, and Citizenship of Persons Filing:

(1) Janus Henderson Group plc 201 Bishopsgate EC2M 3AE, United Kingdom
Citizenship: Jersey, Channel Islands

(2) Janus Contrarian Fund 151 Detroit Street Denver, Colorado 80206
Citizenship: Massachusetts

(d). Title of Class of Securities: Common Stock

(e). CUSIP Number: 49926D109

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Henderson Group plc (Janus Henderson"), is a parent holding company/control person in accordance with Section
240.13d-1(b)(ii)(G). See Item 4 for additional information.

Janus Contrarian Fund is an investment company registered under Section 8 of the Investment Company Act of 1940.

Item 4. Ownership

The information in items 1 and 5 through 11 on the cover page(s) on
Schedule 13G is hereby incorporated by reference.

Janus Henderson has an indirect 100% ownership stake in Janus Capital Management LLC ("Janus Capital"), INTECH Investment Management ("INTECH"), Perkins Investment Management LLC ("Perkins") and Geneva Capital Management LLC ("Geneva")(each an "Asset Manager" and collectively as the "Asset Managers"). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and/or to individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its ownership of the Asset Managers, Janus Henderson may be deemed to be the beneficial owner of 10,976,709 shares or 12.3% of the shares outstanding of Knowles Common Stock held by such Managed Portfolios. However, Janus Henderson does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 10,976,709 shares or 12.3% of the shares outstanding of Knowles Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Janus Contrarian Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

The interest of one person, Janus Contrarian Fund, an investment company registered under the Investment Company Act of 1940, in Knowles Common Stock amounted to 10,558,744 shares or 11.8% of the total outstanding Common Stock.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company

Janus Capital, INTECH, Perkins and Geneva are indirect subsidiaries of Janus Henderson and are registered investment advisers furnishing investment advice to Managed Portfolios.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS HENDERSON GROUP PLC

By /s/ David R. Kowalski 6/12/2017 David R. Kowalski, Date Executive Vice President and Chief Risk Officer

JANUS CAPITAL MANAGEMENT LLC

By /s/ David R. Kowalski 6/12/2017 David R. Kowalski,
Date Senior Vice President & Chief Risk Officer

JANUS CONTRARIAN FUND

By /s/ David R. Kowalski 6/12/2017 David R. Kowalski,
Date Senior Vice President & Chief Risk Officer

EXHIBIT A JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Knowles Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 12th day of June, 2017.

JANUS HENDERSON GROUP PLC

By /s/ David R. Kowalski David R. Kowalski, Executive Vice President and Chief Risk Officer

JANUS CAPITAL MANAGEMENT LLC

By /s/ David R. Kowalski David R. Kowalski, Senior Vice President & Chief Risk Officer

JANUS CONTRARIAN FUND

By /s/ David R. Kowalski David R. Kowalski, Senior Vice President & Chief Risk Officer